Exhibit 12.1

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended	Year Ended
	December 24, 2016	September 24, 2016	September 26, 2015	September 27, 2014	September 28, 2013	September 29, 2012
Earnings:
Pre-tax income from continuing operations	$34,654	$15,027	$85,051	$95,276	$79,405	$2,019
Add: Fixed charges per below	19,965	79,478	82,603	88,293	100,833	41,770

Earnings for ratio calculation	$54,619	$94,505	$167,654	$183,569	$180,238	$43,789

Fixed Charges:
Interest expense	$18,892	$74,771	$76,101	$84,477	$98,587	$37,630
Amortization of discount on long-term borrowings	—	—	90	216	216	216
Amortization of premium on long-term borrowings	(760)	(2,935)	(2,761)	(5,938)	(8,115)	(1,350)
Amortization of capitalized expenses related to indebtedness	723	3,453	4,285	4,517	4,758	2,148
Interest portion of operating leases	1,110	4,188	4,888	5,022	5,387	3,126

Total fixed charges	$19,965	$79,478	$82,603	$88,293	$100,833	$41,770

Ratio of earnings to fixed charges	2.74	1.19	2.03	2.08	1.79	1.05

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges.

Fixed charges consist of interest expense on all indebtedness, amortization of the discount (premium) on certain of the Partnership’s long-term borrowings, amortization of capitalized debt origination costs, and the estimated interest portion of operating leases (10% of rent expense represents a reasonable approximation of the interest factor).